Steven M. Przesmicki
+1 858 550 6070
przes@cooley.com

November 3, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Dana Brown
                John Stickel

Re: S&W Seed Company
       Registration Statement on Form S-1
       Filed October 4, 2017
       File No. 333-220792

To Whom It May Concern:

On behalf of S&W Seed Company (the "Company"), we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the "Staff"), by letter dated October 30, 2017 (the "Comment Letter"), regarding the Company's Registration Statement on Form S-1 referenced above, filed on October 4, 2017 (the "Registration Statement"). The Company is also electronically submitting Amendment No. 1 to the Registration Statement, which has been amended in response to the Staff's comments (the "Amended Registration Statement").

Set forth below are the Company's responses to the Staff's comments. For the Staff's convenience, the numbered paragraphs below correspond to the Staff's numbered comments in the Comment Letter and we have incorporated the Staff's comments in italics.

Use of Proceeds, page 16

1. Please discuss the remaining conditions to completing the Dupont Pioneer acquisition so investors understand the likelihood that proceeds will be used for that purpose. In this regard, we note from the disclosure beginning on page 39 of your Form 10-K for fiscal year ended June 30, 2017 the apparent risks associated with completion of the acquisition.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the section titled "Use of Proceeds" to include the requested discussion.

Cooley LLP 4401 Eastgate Mall, San Diego, CA 92121
t: (858) 550-6000 f: (858) 490-6420 cooley.com

November 3, 2017
Page Two

Material U.S. Federal Income Tax Consequences to U.S. Holders, page 31

2. We note your belief that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for U.S. federal income tax purposes and that a holder will not recognize any gain or loss on exercise of these rights. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences of the receipt and exercise of subscription rights are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and to Section III.A.2 of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff's comment and a tax opinion is being filed as Exhibit 8.1 to the Amended Registration Statement.

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Please contact me at (858) 550-6070 with any questions or further comments regarding the Company's response to the Comment Letter.

Sincerely,

Cooley LLP

/s/ Steven Przesmicki

Steven M. Przesmicki, Esq.

cc: Mark W. Wong, S&W Seed Company
      Matthew K. Szot, S&W Seed Company

Cooley LLP 4401 Eastgate Mall, San Diego, CA 92121
t: (858) 550-6000 f: (858) 490-6420 cooley.com